UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Response to Inquiry Relating to Press Reports

In response to an official inquiry from the Korea Exchange on press reports regarding potential plans by Woori Financial Group Inc. (“Woori Financial Group”) to acquire Sangsangin Savings Bank, on October 26, 2023, Woori Financial Group disclosed that, although it has been reviewing possible mergers and acquisitions, no specific decisions have been made regarding a potential acquisition of Sangsangin Savings Bank as of such date.

Woori Financial Group expects to make further disclosure in the event specific decisions are made regarding the above or within one month.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 27, 2023	By: /s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President